Music Licensing, Inc.

3811 Airport-Pulling Road North

Naples, FL, 34105

VIA EDGAR

February 2nd, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3010

Attn: Blaise Rhodes, Theresa Brillant, Cara Wirth, Mara Ransom

Re:	Music Licensing, Inc.

Offering Statement on Form 1-A/A

File No. 024-12048

Dear Blaise Rhodes, Theresa Brillant, Cara Wirth, Mara Ransom :

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Music Licensing, Inc. hereby respectfully requests that the above-referenced Offering Statement be declared qualified on February 6, 2023, at 9 am EST, or as soon thereafter as is reasonably practicable.

Should you have any questions or require any additional information with respect to this filing, please contact Jake P. Noch, Chief Executive Officer of Music Licensing, Inc. at +1(239)-537-4095 or via email at jake@promusicrights.com

Very truly yours,

/s/ Jake P. Noch

Jake P. Noch
Chief Executive Officer